

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People's Republic of China

> **Re: Jianzhi Education Technology Group Co Ltd**
> **Registration Statement on Form F-1**
> **Filed July 13, 2021**
> **File No. 333-257865**

Dear Mr. Hu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
Risks Related to Our Business and Industry
We are subject to a variety of laws and other obligations regarding cybersecurity and data protection . . ., page 29

1. We note your disclosure about the Cyberspace Administration of China's (CAC) public issuance of the Measures for Cybersecurity Censorship. In light of recent events that indicate greater oversight by the CAC in terms of data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

<u>Risks Related to Doing Business in China, page 38</u>

2. Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong, and the potential impact of The Holding Foreign Companies Accountable Act on your company. Refer to CF Disclosure Guidance: Topic No. 10.

3. We note you disclose that one of your key strategies is to "[p]ursue strategic acquisition and investment opportunities" and that you "may consider selective investments or strategic acquisitions to enhance [y]our industry position and business prospects." Please provide risk factor disclosure regarding the complex procedures for acquisitions of Chinese companies by foreign investors mandated by the PRC's Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, and how they could make it more difficult for you to pursue growth through acquisitions in China.

<u>General</u>

4. We note that in the public filing of the registration statement you removed the names of three of your customers, each of whom are specifically named in the draft registration statements you filed publicly. We also note that you redact these three counterparties in the form contracts you filed as exhibits. The redaction of information you have already made public is not appropriate. Please refile the exhibits with the names of the three counterparties unredacted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services